EXHIBIT 99.4

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 20, 2015

Not for distribution to U.S. news wire services or for dissemination in the United States.

FAIRFAX INCREASES SENIOR NOTES OFFERING TO $350 MILLION

BRINGS TOTAL PROCEEDS OF OFFERINGS OF NOTES, SUBORDINATE VOTING SHARES AND PREFERRED SHARES TO $1.2 BILLION

(Note: All dollar amounts in this news release are expressed in Canadian dollars)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces an increase in the size of its offering of Senior Notes due 2025 from $300 million to $350 million in aggregate principal amount, to be priced at $99.114 per $100 principal amount of Senior Notes (the “Notes Offering”). The Senior Notes are being offered through a syndicate of dealers led by BMO Capital Markets, RBC Capital Markets and Scotiabank. The Senior Notes will be unsecured obligations of Fairfax and will pay a fixed rate of interest of 4.95% per annum.

As previously announced, Fairfax entered into a bought deal financing for 1,000,000 Subordinate Voting Shares (the “Subordinate Voting Shares”), plus up to an additional 150,000 Subordinate Voting Shares pursuant to an over-allotment option, at a price of $650.00 per Subordinate Voting Share for gross proceeds of $650,000,000 or $747,500,000 if the over-allotment option is exercised in full (the “Subordinate Voting Share Offering”). Fairfax also announced today a bought deal financing for 8 million Preferred Shares, Series M at a price of $25.00 per share (the “Preferred Share Offering”) for gross proceeds of $200 million or $250 million if the underwriters’ option is exercised in full.  The total gross proceeds of the Notes Offering, the Subordinate Voting Share Offering and the Preferred Share Offering are $1.2 billion, or approximately $1.348 billion if the over-allotment option for Subordinate Voting Shares and the underwriters’ option for Preferred Shares, Series M are exercised in full.

Fairfax intends to use the net proceeds of the Notes Offering, the Subordinate Voting Share Offering and the Preferred Share Offering to partially fund the previously announced proposed acquisition of all of the issued and to be issued shares of Brit plc. There can be no assurance that such acquisition will be completed. If the acquisition is not successfully completed, Fairfax intends to use the net proceeds from the offerings to augment its cash position, to increase short-term investments and marketable securities held at the holding company level, to refinance or retire outstanding debt and other corporate obligations of Fairfax and its subsidiaries from time to time, and for general corporate purposes. The Notes Offering, the Subordinate Voting Share Offering and the Preferred Share Offering are expected to close on or about March 3, 2015.

Fairfax intends to file a prospectus supplement to its short form base shelf prospectus dated December 19, 2014 in respect of the Notes Offering with the applicable Canadian securities regulatory authorities. Details of the Notes Offering will be set out in the prospectus supplement which will be available on the SEDAR website for Fairfax at www.sedar.com. To comply with the provisions of the UK Takeover Code in connection with Fairfax’s offer for the issued and to be issued shares of Brit plc, purchasers of Senior Notes due 2025 pursuant to the prospectus supplement will be deemed to have represented and agreed that either: (i) they and their affiliates do not own any shares of Brit plc and will not acquire any shares of Brit plc prior to the completion of Fairfax’s offer, or (ii) they have effective information barriers in place between their credit and equity departments.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from the registration requirements. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended.

About Fairfax

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:        John Varnell, Vice President, Corporate Development, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of Canadian provincial securities laws. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the failure to successfully complete the offerings, the failure to successfully complete the acquisition by Fairfax of all of the outstanding shares of Brit plc or to complete it on the currently proposed terms; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946